All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

2016 INCOME STATEMENT

Jan - Dec 16			
Ordinary Income/Expense			
Income			
	Net Shipping Income		6,860
	Product Sales		845,792
	Refunds/Allowances		16577
Total Income			869,229
Total COGS			717,305
Gross Profit			151,923
Expense			
	Interest Expense		56,025
Total Expense			720,121
Net Ordinary Income			-568,197
Other Income/Expense			
		Other Income	
		Total Other Income	-306,122
		Other Expense	
		Depreciation	501,829
		Total Other Expense	501,829
Net Other Income			-195,537
Net Income			-783,734

All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

2016 BALANCE SHEET

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
00100 · Bank of Amer. 1618	52.01
00400 · Bangor Checking Acct. 4036	-31,055.70
00500 · PayPal Bank Account	204.29
Total Checking/Savings	-30,799.40
Accounts Receivable	
00900 · Accounts Receivable	22,047.27
Total Accounts Receivable	22,047.27
Other Current Assets	
05500 · Factored Invoices Sold	8,130.98
06100 · Undeposited Funds	-40,923.93
05700 · Inventory (WIP)	-6,214.65
05800 · Prepaid Expenses	21,446.00
Total Other Current Assets	-17,561.60
Total Current Assets	-26,313.73
Fixed Assets	
02200 · Computer Software & Equipment	16,408.58
02100 · Accum Depr - Computer & Equip	-8,943.95
02400 · Furniture & Fixtures	8,039.41
02300 · Accum. Dep - Furniture/Fixtures	-3,761.91
02500 · Leasehold Improvements	
02599 · Accum Depr. - Leasehold Imprv	-188,896.74
02510 · Storage	6,884.97
02500 · Leasehold Improvements - Oth	599,538.26
Total 02500 · Leasehold Improvements	417,526.49
03000 · Machinery & Equipment	
04300 · Accum Depr - M&E	-256,259.78
03400 · Hank Hydro-Extractor (16)	31,760.00
03600 · RF Systems 40KW RF Dryer (1	81,000.00
03700 · Fadis D-SW Sincro hank to con	71,775.00
04000 · Laboratory Beaker Dye Test Ma	14,399.00
04100 · Datacolor Spectrophotometer (	34,000.00
04200 · Package Hydro-Extractor (16)	35,888.00
03000 · Machinery & Equipment - Other	393,879.40
Total 03000 · Machinery & Equipment	406,441.62
Total Fixed Assets	835,710.24
Other Assets	
05200 · Loan Acquisition Costs	8,791.00
04700 · Accum. Amort. - Loan Acq. Costs	-1,230.00
05101 · Registered Marks	4,167.00

	04800 · Accum. Amort (Registered Marks)	-717.80
Total Other Assets		11,010.20
TOTAL ASSETS		**820,406.71**

LIABILITIES & EQUITY

Liabilities

Current Liabilities

Accounts Payable

	08600 · Accounts Payable	163,834.51
Total Accounts Payable		163,834.51

Credit Cards

	01000 · American Express	9,780.37
	01200 · Bank of America 3	71,354.44
Total Credit Cards		81,134.81

Other Current Liabilities

	10501 · Security Deposit F	20,018.75
Promisory Notes		
	Susan Scher	30,000.00
Total Promisory Notes		30,000.00
	10000 · TPL Financials	58,507.92
	09300 · LOC - Bangor Sav	6,774.88
	08800 · Customer Prepaid	-2,734.00
	09601 · Unclaimed Proper	309.85
Total Other Current Liabilities		112,877.40
Total Current Liabilities		357,846.72

Long Term Liabilities

	10800 · Note Payable - Keely Electrical	92,217.74
	10900 · Note Payable - MB Mechanical	27,470.58
	10400 · Due to K. Raessler	15,500.00
	10600 · Note Payable - BSAEDC	
	10670 · Note Payable - BS	24,028.72
	10660 · Note Payable - BS	110,441.03
	10610 · Note Payable - BS	47,881.06
	10620 · Note Payable - BS	6,959.86
	10630 · Note Payable - BS	200,000.00
	10640 · Note Payable - BS	102,160.64
	10600 · Note Payable - BS	89,119.39
Total 10600 · Note Payable - BSAEDC		580,590.70
	10500 · Bangor Savings SBA - 0234	255,795.49
	10700 · CEI Note Payable - 6200	136,072.30
	11000 · Note Payable - MTI Developmer	238,538.72
Total Long Term Liabilities		1,346,185.53
Total Liabilities		1,704,032.25

Equity

	01800 · Opening Balance Equity	-147,353.98
	01700 · KLR - Contributions	1,021,551.72

01900 · Retained Earnings	-994,089.28
Net Income	-763,734.00
Total Equity	-883,625.54
TOTAL LIABILITIES & EQUITY	**820,406.71**

All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

016 CASH FLOW STATEMENT Jan - Dec 16

OPERATING ACTIVITIES

Net Income	-763,734.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
00900 · Acco	-49,822.43
05500 · Facto	-8,130.98
05700 · Inver	6,214.65
05600 · Finis	52,016.51
05800 · Prep	-20,209.85
08600 · Acco	128,295.20
01000 · Amer	9,780.37
01200 · Bank	1,960.73
10501 · Secu	20,018.75
09001 · Payr	-185.10
09001 · Payr	-9,712.07
09001 · Payr	-3,879.33
Promisory N	30,000.00
10000 · TPL	58,507.92
09300 · LOC	-2,995.24
08800 · Cust	-2,734.00
09400 · Othe	-9,432.15
Net cash provided by Operating Activit	**-564,041.02**

INVESTING ACTIVITIES

02200 · Computer Softwar	-627.50
02400 · Furniture & Fixtur	-1,077.41
02500 · Leasehold Improv	-238,695.68
02500 · Leasehold Improv	140,621.35
02500 · Leasehold Improv	-6,884.97
03000 · Machinery & Equi	-243,270.93
03000 · Machinery & Equi	198,834.52
03000 · Machinery & Equi	-31,760.00
03000 · Machinery & Equi	-14,399.00
03000 · Machinery & Equi	-34,000.00
03000 · Machinery & Equi	-35,888.00
Net cash provided by Investing Activiti	**-267,147.62**

FINANCING ACTIVITIES

10800 · Note Payable - Ke	92,217.74
10900 · Note Payable - ME	27,470.58
10400 · Due to K. Raessle	-233,324.27
10600 · Note Payable - BS	88,329.52
10600 · Note Payable - BS	24,028.72
10600 · Note Payable - BS	110,441.03

10600 · Note Payable - BS	-11,197.44	
10600 · Note Payable - BS	-788.67	
10600 · Note Payable - BS	141,965.00	
10600 · Note Payable - BS	49,125.64	
10500 · Bangor Savings S	-27,957.44	
10700 · CEI Note Payable	-16,702.70	
11000 · Note Payable - MT	137,546.72	
01800 · Opening Balance	-64,318.98	
01700 · KLR - Contributio	450,955.58	
Net cash provided by Financing Activit	767,791.03	
Net cash increase for period	-63,397.61	
Cash at beginning of period	-8,325.72	
Cash at end of period	-71,723.33	

All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

CHANGES IN SHAREHOLDER'S EQUITY   **2016**

MAINE DYE & TEXTILES

Beginning capital balance	-498928
+ Income earned during the period	
- Losses incurred during the period	763734
+ Owner contributions during the period	450956
- Owner draws during the period	
Ending capital balance	-811,706

Maine Textiles International, LLC (the "Company") is a limited liability company organized to do business on April 19, 2012 under the State of Maine's limited liability statute. The Company is licensed and holds the necessary permits to operate a wet textile processing facility supporting the textile manufacturing industry in the USA.

The Company commenced full-scale operations on September 1, 2012 providing B2B dyeing services to the artisan and craft markets with a focus on natural fiber yarns This initial start-up was supported with additional investments in 2016 for equipment and the upgrade of a larger manufacturing plant to support its strategy of moving into the business of dyeing synthetic yarns (nylon and polyester) for industrial applications. This equipment started commercializing its initial research and development into production and expanding into into the industrial markets as of September 2017.

The Company invested both equity and debt in this startup and expansion of its business to the extent that it is now short on working capital The Company is dependent on and requires additional capital resources for the further growth of its business so that it can move past the breakeven point and become a profitable operation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accou at times, may exceed federally insured limits. The Company recognizes revenue when the product is shipped and invoiced to the customer and collection is reasonably assured.

In 2017 and with the addition of outside investors, the Company is now taxed as a partnership under federal and state law with any income subject to taxation at applicable federal and state rates. Having completed its 2016 federal and state filings as single member limited liability company, an extension for the 2017 tax filing was filed and completion of the 2017 return is pending. The return will be subject to inspection under strict confidentiality agreements until the end of the following fiscal year. The Company occupies offices and manufacturing space under a 19 year Lease. The Company has listed the detail of its debt and equity on the enclosed Balance Sheet for review.

In addition to providing commissioned dyeing services to other companies for both natural and synthetic yarns the Company sells its own product to the trade under the brand name Paternayan. This is one of the most recognized brands in several wool markets. including needlepoint and Persian rug design and repair and offers the potential for excellent future growth.